SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2017

Commission File Number 0-28800

_____

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2017, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 5, 2017, CONDENSED CONSOLIDATED PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2017."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: September 5, 2017

By: /s/ Riaan Davel

    Name: Riaan Davel
    Title: Chief Financial Officer

CONDENSED CONSOLIDATED PROVISIONAL RESULTS

for the year ended 30 June 2017



KEY FEATURES

Increase in Mineral Reserves from 1.8Moz to **3.0Moz**	Operating profit decreased 41% to **R256.8 million**	All-in sustaining costs margin decreased to **3.2%**	Headline earnings **0.2cps**	Free cash outflow **(R45.1 million)**	Dust exceedances decreased to **0.44%**	Externally sourced potable water usage decreased by **26%**	Final dividend declared of **5cps**

REVIEW OF OPERATIONS

		Year ended 30 Jun 2017	Year ended 30 Jun 2016	% change [1]
Gold production	kg	4 265	4 462	(4)
	oz	137 114	143 457	(4)
Gold sold	kg	4 268	4 455	(4)
	oz	137 211	143 232	(4)
Cash operating costs	R per kg	489 549	446 153	10
	US$ per oz	1 122	958	17
All-in sustaining costs	R per kg	530 930	499 425	6
	US$ per oz	1 216	1 072	13
Average gold price received	R per kg	548 268	546 142	–
	US$ per oz	1 254	1 165	8
Operating profit	R million	256.8	434.8	(41)
Operating margin	%	11.0	17.9	(39)
All-in sustaining costs margin	%	3.2	8.4	(62)
Headline earnings	R million	0.8	53.8	(99)
	SA cents per share (cps)	0.2	12.7	(98)

[1] % Change is rounded to the nearest percent and is based on the rounded amounts as presented, which is rounded to the nearest hundred thousand Rand.

SHAREHOLDER INFORMATION

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(DRDGOLD or the Company or the Group)

Issued capital

431 429 767 ordinary no par value shares (30 June 2016: 431 429 767)

9 361 071 treasury shares held within the Group (30 June 2016: 9 361 071)

5 000 000 cumulative preference shares (30 June 2016: 5 000 000)

431 429 767 total ordinary no par value shares issued and committed (30 June 2016: 431 463 842)

Stock traded

	JSE	NYSE[2]
Price		
• 12 month Intra-day high	R12.62	$0.910
• 12 month Intra-day low	R3.70	$0.284
• Close	R4.15	$0.315

[2] This data represents per share data and not American Depository Receipt (ADR) data – one ADR reflects ten ordinary shares.

Market capitalisation

As at 30 June 2017	Rm	1 790.4
As at 30 June 2017	US$m	135.9
As at 30 June 2016	Rm	3 680.1
As at 30 June 2016	US$m	254.5

RESULTS

The condensed consolidated financial statements of DRDGOLD for the year ended 30 June 2017 are available on DRDGOLD's website as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2016, which we filed with the United States Securities and Exchange Commission on 31 October 2016 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(**American)
Executives:
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Independent non-executives:
GC Campbell*
(Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
TVBN Mnyango
(Appointed 1 Dec 2016)

Company Secretary:
R Masemene

Sponsor
One Capital

FOR FURTHER INFORMATION CONTACT NIËL PRETORIUS:

Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com

1 Sixty Jan Smuts Building,
2nd Floor - North Tower,
160 Jan Smuts Avenue,
Rosebank, 2196,
South Africa

DEAR SHAREHOLDER

We took a decision at the end of the 2016 financial year that the 2017 financial year would see us execute a set of necessary actions – involving substantial effort and cost – to move our operational centre of gravity firmly away from the western Witwatersrand to its centre and east and to tie up a number of lingering loose ends or legacies.

Over a period of more than 30 years our resources to the west had become depleted, so it made good sense to:

· complete the recovery of material from a number of legacy reclamation sites and to close the Crown plant there – in full and timely compliance with our environmental obligations; and

· commission three new reclamation sites in the centre and to the east of the Witwatersrand which – with a fourth to be commissioned by the third quarter of the 2018 financial year – would see us well into the future.

Our timing seemed appropriate:

· we had generated substantial free cash during the preceding financial year, most of which had been distributed to shareholders by way of three dividends;

· the gold price was firm, having averaged R546 142/kg for the 2016 financial year, and increased to R619 000/kg for May 2016; and

· we had enough cash in hand to do what we had to do.

In the event:

· the gold price decreased to average around R548 268/kg in the 2017 financial year, only slightly above the FY2016 average;

· the clean-up of the legacy sites proved more difficult and costly than we had expected; and

· there was a bigger than expected knock-on effect on our treatment system of treating the relatively low volumes of material from these sites.

To elaborate briefly on the latter two points: we had to resort in the main to mechanical lifting of residual material from the legacy sites – in quantum, this is more expensive than hydraulic reclamation. Although low in volume the reclaimed material required high volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites.

By the end of the 2017 financial year, much of the pain had been absorbed; most of the legacy sites had been cleared and substantial progress had been made on the rehabilitation of the Crown plant site, which is expected to be completed by the end of calendar year 2017. We expect the cost benefit in the 2018 financial year of eliminating of the overall Crown footprint to be of the order of R72 million.

We are encouraged that gold production in the final quarter met the production target.

On the issue of cost savings, there is more to report.

During the financial year, work to centralise our water distribution system adjacent to the Trans Caledon Tunnel Authority (TCTA) pumping infrastructure, situated on the old East Rand Proprietary Mines Limited (ERPM) footprint, was completed, as were adjustments to the Ergo plant's water reticulation system. As a result, we expect to see a consequent saving in the cost of the water we use of some R24 million a year.

A detailed review was undertaken of our procurement process. Contracts for key consumables were reviewed, with some suppliers being replaced where necessary, and the overall cost increase for these consumables being contained at 2%.

We decided, early in the year, to sweat our core Ergo plant's electronic monitoring system. This now provides management with continuous information on every facet of the plant's performance. Prompt interpretation of this information has resulted in faster, better identification and remediation of problem issues and a consequent improvement in plant efficiency. Flowing from this, there have been

more cost benefits – for example, a substantial saving of R1.3 million a month in the cost of reagents.

My intention with the foregoing narrative is to properly contextualise our 2017 financial year operating and financial performance which was generally weaker when compared to the 2016 financial year. Notwithstanding the challenges encountered, we have been able to continue delivery into human, social and natural capitals, reported upon briefly below, and to declare a modest dividend.

12 MONTHS ENDED 30 JUNE 2017 VS 12 MONTHS ENDED 30 JUNE 2016

Operational review

While throughput was stable at 24 958 000t (24 842 000t), the average yield was 5% lower at 0.171g/t and consequently, gold production was 4% lower at 4 265kg.

Gold sold was 4% lower at 4 268kg due to the lower production.

Cash operating costs rose by 5% to R84/t.

All-in sustaining costs (AISC) were stable at R2 264.4 million (2016: R2 229.0 million), but 6% higher at R530 930/kg due to the lower gold production.

Financial review

Revenue declined by 4% to R2 339.9 million and, after accounting for a 5% increase in total cash operating costs to R2 087.9 million, operating profit was 41% lower at R256.8 million.

The operating and AISC margins were 11% and 3% respectively.

Headline earnings were R0.8 million compared to R53.8 million for the 2016 financial year.

Free cash outflow was R45.1 million in comparison with free cash inflow of R308.7 million generated in the previous financial year. The decline in the free cash flow was partially due to significant working capital movements in comparison with the prior financial year. Trade and other receivables including gold debtors and VAT received subsequent to year end, amounted to R34.5 million and R23.4 million respectively.

Management further invested R43.4 million in growth capital, related mainly to the Centralised Water Facility, exploration and grade verification. The latter resulted in an increase in our Mineral Reserves and Measured Mineral Resources and the possible future expansion of the Brakpan/Withok Tailings Deposition Facility.

Sustainable development
Human capital
We continued to grow the total number of historically disadvantaged people in management, core and critical skills positions – from 230 in 2016 (66% of the total workforce) to 242 in 2017 (68% of the total workforce).

Women in mining rose to 20% of the total workforce, up from 17% in 2016. The percentage of women in core positions within the workforce is 11%, which exceeds the Mining Charter requirement of 10%.

Some 1 296 individual training courses took place at a total cost to company of R10.3 million, compared with 1 259 at a total cost to company of R6.9 million in 2016.

Social capital
In 2017, we spent R14.3 million on various community and skills development projects of benefit to communities, mainly within our operating footprint. This compares with R15.1 million in 2016.

Natural capital
Dust: 1 136 samples from sites spanning our total operating footprint were analysed during 2017. There were five exceedances during this period, representing 0.44% of the total number of measurements. This is a marked improvement on the 22 exceedances reported in 2016, representing 1.58% of the total number of measurements.

The improvement points mainly to the positive impact of our ongoing programme to vegetate the top surfaces and side slopes of the tailings dams for which we are responsible. Some 35 hectares were vegetated in 2017 compared with 36 hectares in 2016. At Crown, the vegetation programme remains on track for completion in 2022.

Our total cash spent on environmental rehabilitation for the 2017 financial year amounted to R41.9 million compared with R49.6 million for the 2016 financial year.

Water: our total usage was 27 748Ml, down 8% from 30 293Ml in 2016, which illustrates another positive consequence of the completion of our water distribution system mentioned above. We reduced our usage of externally sourced potable water by 26% to 5 490Ml, and our percentage of total externally sourced water by 4% to 20%. In terms of our agreement with the TCTA, treated acid mine drainage (AMD) water entered our system for the first time.

Land: in 2017, 90 hectares of land was rehabilitated after reclamation and given clearance by the National Nuclear Regulator for redevelopment. This compares with 62 hectares in 2016.

FINANCIAL YEAR 2018 PRODUCTION AND COST GUIDANCE

During the 2018 financial year, we are planning gold production of between 138 000 and 145 000 ounces at cash operating costs of approximately R480 000 per kilogram.

DIVIDEND

The DRDGOLD board has declared a final dividend of 5 SA cents per ordinary share for the year ended 30 June 2017 as follows:

• the dividend has been declared out of income reserves;

• the local Dividends Tax rate is 20% (twenty per cent);

• the gross local dividend amount is 5 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

• the net local dividend amount is 4 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;

• DRDGOLD currently has 431 429 767 ordinary shares in issue (which includes 9 361 071 treasury shares); and

• DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

• last date to trade ordinary shares *cum* dividend:
Tuesday, 26 September 2017;

• ordinary shares trade *ex*-dividend: Wednesday, 27 September 2017;

• record date: Friday, 29 September 2017; and

• payment date: Monday, 2 October 2017.

On payment date, dividends due to holders of certificated securities on the South African (SA) share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 27 September 2017 and Friday, 29 September 2017, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 2 October 2017.

To holders of American Depositary Shares (ADS):

• Each ADS represents 10 ordinary shares:

• ADSs trade *ex*-dividend on New York Stock Exchange (NYSE): Thursday, 28 September 2017

• Record date: Friday, 29 September 2017

• Approximate date of currency conversion: Monday, 2 October 2017

• Approximate payment date of dividend: Thursday, 12 October 2017

Assuming an exchange rate of R13.20/$1, the dividend payable on an ADS is equivalent to 3 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD

The 2017 financial year was challenging but we have positioned ourselves well for the 2018 financial year and beyond:

• we have erased the legacy overhang of two very important rehabilitation sites, and yielded, in effect, a large nature dividend;

• the centre of gravity of our operations has now well and truly migrated further east toward our Ergo plant with the commissioning of three new reclamation sites and a fourth by the third quarter of the 2018 financial year, all of which will contribute to far more efficient and cost-effective reclamation;

• we have rigorously addressed costs for the longer term;

• the core Ergo plant is stable; and

• as reported at the financial half-year, we have increased our Measured Mineral Resources by 56.8% and our Mineral Reserves by 62.5% after accounting for depletion in the second half of the financial year.

Niël Pretorius
Chief Executive Officer
5 September 2017



CONDENSED CONSOLIDATED
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
Revenue		2 339.9	2 433.1
Cost of sales		(2 307.9)	(2 236.9)
Operating costs		(2 109.3)	(2 030.3)
Depreciation	2	(179.8)	(180.2)
Retrenchment costs	2	(23.0)	–
Movement in provision for environmental rehabilitation	6	(0.6)	(19.3)
Movement in gold in process		4.8	(7.1)
Gross profit from operating activities		**32.0**	**196.2**
Administration expenses and general costs	2	(69.4)	(87.2)
Profit on disposal of property, plant and equipment		12.9	10.5
Results from operating activities		**(24.5)**	**119.5**
Finance income		40.0	36.8
Finance expenses		(52.2)	(47.5)
(Loss)/profit before tax		**(36.7)**	**108.8**
Income tax	2	50.4	(46.9)
Profit for the year		**13.7**	**61.9**
Attributable to:			
Equity owners of the parent		13.7	61.9
Profit for the year		**13.7**	**61.9**
Other comprehensive income			
Items that are or may be reclassified to profit or loss, net of tax			
Fair value adjustment of available-for-sale investments		(0.3)	4.4
Total comprehensive income for the year		**13.4**	**66.3**
Attributable to:			
Equity owners of the parent		13.4	66.3
Total comprehensive income for the year		**13.4**	**66.3**
Earnings per share [1]	3	3.2	14.7
Diluted earnings per share [1]	3	3.2	14.7

[1] *All per share financial information is presented in South African cps and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest hundred thousand Rand.*



CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 Jun 2017 Rm Reviewed	As at 30 Jun 2016 Rm Audited
Assets			
Non-current assets		1 739.1	1 818.4
Property, plant and equipment		1 497.6	1 600.5
Investments in rehabilitation obligation funds		227.7	202.1
Investment in other entities		8.8	9.0
Deferred tax assets		5.0	6.8
Current assets		548.3	600.7
Inventories		180.3	160.7
Trade and other receivables		114.3	66.5
Current tax asset		–	6.7
Cash and cash equivalents	4	253.7	351.8
Assets held for sale	5	–	15.0
Total assets		**2 287.4**	**2 419.1**
Equity and Liabilities			
Equity		1 302.4	1 339.6
Non-current liabilities		728.1	775.0
Provision for environmental rehabilitation	6	531.8	522.9
Deferred tax liability	2	140.5	194.7
Post-retirement and other employee benefits		39.0	38.2
Finance lease obligation		16.8	19.2
Current liabilities		256.9	304.5
Trade and other payables		251.7	288.9
Tax payable		5.2	–
Liabilities held for sale	5	–	15.6
Total liabilities		985.0	1 079.5
Total equity and liabilities		**2 287.4**	**2 419.1**

CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY

	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
Balance at the beginning of the year	1 339.6	1 529.9
Total comprehensive income		
Profit for the year attributable to owners of the parent	13.7	61.9
Other comprehensive income		
Fair-value adjustment on available-for-sale investments	(0.3)	4.4
Transactions with the owners of the parent		
Dividends paid to owners of the parent	(50.6)	(252.9)
Treasury shares acquired	–	(6.5)
Share options exercised	–	2.8
Balance as at the end of the year	**1 302.4**	**1 339.6**

The accompanying notes are an integral part of the condensed consolidated financial statements.

These condensed consolidated financial statements for the year ended 30 June 2017 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised for issue by the directors on 30 August 2017.

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

	Notes	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
Net cash inflow from operating activities		**51.6**	415.9
Cash generated by operations		**21.5**	398.2
Interest received		**23.8**	22.3
Interest paid		**(3.7)**	(5.0)
Tax refunded		**10.0**	0.4
Net cash outflow from investing activities		**(96.7)**	(107.2)
Additions to property, plant and equipment		**(110.6)**	(99.8)
Proceeds on disposal of property, plant and equipment		**20.5**	7.0
Environmental rehabilitation payments		**(11.6)**	(10.6)
Other		**5.0**	(3.8)
Net cash outflow from financing activities		**(53.0)**	(281.1)
Loans and other borrowings		**(2.4)**	(24.5)
Treasury shares acquired		**–**	(6.5)
Share options exercised		**–**	2.8
Dividends paid to owners of the parent		**(50.6)**	(252.9)
(Decrease)/increase in cash and cash equivalents		**(98.1)**	27.6
Opening cash and cash equivalents	4	**351.8**	324.4
Foreign currency translation		**–**	(0.2)
Closing cash and cash equivalents		**253.7**	351.8
Reconciliation of cash generated by operations			
(Loss)/profit before tax		**(36.7)**	108.8
Adjusted for:			
Depreciation	2	**179.8**	180.2
Movement in gold in process		**(4.8)**	7.1
Movement in provision for environmental rehabilitation		**0.6**	19.3
Profit on disposal of property, plant and equipment		**(12.9)**	(10.5)
Share-based payment expense	2	**10.0**	29.9
Environmental rehabilitation payments		**(7.9)**	(11.2)
Finance income		**(40.0)**	(36.8)
Finance expenses		**52.2**	47.5
Other non-cash items		**(1.0)**	(18.1)
Working capital changes		**(117.8)**	82.0
Change in trade and other receivables	4	**(57.6)**	33.7
Change in inventories		**(14.8)**	1.0
Change in trade and other payables	4	**(45.4)**	47.3
Cash generated by operations		**21.5**	398.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements (Listings Requirements) for provisional reports and the requirements of the Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA *Financial Reporting Guides* as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated financial statements except as described below:

IAS 1 Disclosure Initiative
Changes to the presentation of the condensed consolidated financial statements and notes on the condensed consolidated financial statements

In order to facilitate improved reading of the condensed consolidated financial statements, DRDGOLD has made various changes to the presentation of the condensed consolidated financial statements and notes to the condensed consolidated financial statements to give prominence to material financial statement disclosures.

In applying materiality to the disclosures, we consider both the amount and nature of each item. The main change to the presentation of the condensed consolidated financial statements and notes thereon is the disclosure of certain line items in the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of financial position and condensed consolidated statement of cash flows being rationalised to focus on material information and certain line items were renamed or added where such presentation facilitate improved presentation of relevant financial information.

2. PROFIT FOR THE YEAR

	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
Profit for the year includes:		
A. DEPRECIATION	**179.8**	180.2

Depreciation expense remained flat despite the following:

• Depreciation expense increased due to the decision taken by management to perform final clean up and closure of various sites that previously formed part of the Crown operations. The depreciation of the carrying value of these assets have therefore been accelerated. These assets are carried at scrap value at reporting date.

• The net increase in the expected units-of-production in Ergo's life of mine that became effective on 1 January 2017 resulted in a net decrease in the depreciation charge recognised amounting to R13.9 million.

B. RETRENCHMENT COST	**23.0**	–

The final clean up and closure of various sites in the Crown complex described above also resulted in retrenchment costs of R23 million being incurred.

2. PROFIT FOR THE YEAR *continued*

	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
C. NEW LONG TERM INCENTIVE SCHEME (LTI)	**10.0**	29.9

Post-retirement and other employee benefits and accordingly the share based payment expense mainly consists of the liability for the settlement of the grant made in November 2015 under the amended cash settled LTI scheme. The decrease in the expense is mainly due to the decrease in the DRDGOLD share price to R4.15 at reporting date.

D. DEFERRED TAX RATE ADJUSTMENT

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. The formula for determining the South African gold mining tax rate for the years ended 30 June 2017 and 30 June 2016 is: Y = 34 – 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

For deferred tax purposes the group applies a forecast weighted average tax rate considering the expected timing of the reversal of temporary differences.

Due to the forecast weighted average tax rate being based on the expected future profitability, the tax rate can vary significantly year on year and can move contrary to current period financial performance.

The forecast weighted average deferred tax rate decreased from 23.1% to 18.6% as a result of a decrease in forecast profitability of Ergo.

Tax (benefit)/charge due to the change in the forecast weighted tax rate.	**(37.5)**	21.7

3. EARNINGS PER SHARE
Reconciliation of headline earnings

Profit for the year attributable to equity owners of the parent	**13.7**	61.9
Adjusted for:		
– Profit on disposal of property, plant and equipment	**(12.9)**	(10.5)
– Income tax thereon	**–**	2.4
Headline earnings	**0.8**	53.8
Weighted average number of ordinary shares in issue adjusted for treasury shares [1]	**422 068 696**	422 157 987
Number of staff options	**–**	34 075
Diluted weighted average number of ordinary shares adjusted for treasury shares [1]	**422 068 696**	422 192 062
Earnings per share [1]	**3.2**	14.7
Diluted earnings per share [1]	**3.2**	14.7
Headline earnings per share [1]	**0.2**	12.7
Diluted headline earnings per share [1]	**0.2**	12.7

[1] *All per share financial information is presented in South African cps and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.*

4. CASH AND CASH EQUIVALENTS

	Year ended 30 Jun 2017 Rm Reviewed	Year ended 30 Jun 2016 Rm Audited
The decrease in cash and cash equivalents was influenced by an investment in distinct components of working capital including the following:		
– A VAT refund, contrary to the ordinary VAT cycle, was included in Trade and other receivables. The refund was received in July 2017.	**(23.4)**	–
– Gold debtors for the last gold sale for the year was included in Trade and other receivables at 30 June 2017 while no such gold debtors existed at 30 June 2016.	**(34.5)**	–
– In addition, during the 2016 financial year gold debtors relating to the last gold sale of the 2015 financial year was received.	**–**	43.0
– Higher incentives were paid during the current financial year than the comparative period.	**(34.5)**	(18.6)
Included in cash and cash equivalents is restricted cash of:		
– Cash held in escrow (including interest) relating to the electricity dispute with Ekurhuleni Metropolitan Municipality (refer note 8)	**92.7**	47.7
– Guarantees	**16.1**	15.2

5. ASSETS AND LIABILITIES HELD FOR SALE
All regulatory approvals required for the disposal of certain underground mining and prospecting rights held by ERPM have been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act (Section 11 Approval).

Based on recent regulatory developments in the South African mining industry negatively impacting sentiment and impeding growth and expansion in the South African mining industry, management believes that the probability of obtaining the Section 11 Approval is no longer "highly probable" as defined for the purpose of presenting the assets and liabilities sold as a disposal group held for sale. These assets and liabilities have therefore been reclassified based on their underlying nature.

Management remains committed to the disposal and will continue to pursue its rights under the disposal agreement and the ultimate conclusion of the transaction.

6. MOVEMENT IN PROVISION FOR ENVIRONMENTAL REHABILITATION
The provision for environmental rehabilitation increased by a net amount of R8.9 million, mainly due to:

• the unwinding of the liability amounting to R45.3 million; and

• the reclassification of the environmental liability associated with the disposal of certain of the underground assets and liabilities that are no longer considered to be "highly probable" amounting to R16.8 million (refer note 5).

These increases were partially offset by:

• a decrease in the decommissioning liability of R34.4 million, mostly attributable to changes in estimates relating to the method of rehabilitating reclamation sites and the change in the life of mine plan, specifically Crown; and

• Cash payments of R19.5 million incurred on rehabilitation activities.

7. CONTINGENT LIABILITY: SILICOSIS

In January 2013, DRDGOLD, ERPM (the DRDGOLD Respondents) and 23 other mining companies ("the Other Mining Companies") were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Other Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases.

On 17 January 2017, the DRDGOLD Respondents and the Other Mining Companies filed an appeal against the judgement handed down by the South Gauteng High Court, Johannesburg (Court) on 13 May 2016, in which the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class. The appeal in respect of the matter has been set down for hearing from 19 to 23 March 2018.

DRDGOLD is not a member of the larger working group and at this stage does not contemplate a settlement of the matter. It is not possible at this stage to ascertain what the probable outcome of the matter will be.

8. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE

In December 2014, an application (in the Court) was filed and served on, *inter alia*, the Ekurhuleni Metropolitan Municipality (Municipality) and Eskom holdings SOC Limited (Eskom) in terms of which Ergo Mining Proprietary Limited (Ergo) contends, amongst other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002 (Main Application). The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it.

The hearing in respect of the Main Application has been set down for hearing on 5 December 2018.

Subsequent to December 2014 up to 30 June 2017, the Municipality has invoiced Ergo for approximately R91.8 million in surcharges of which R86.1 million has been paid into an attorney's trust account at 30 June 2017 pending the final determination of the dispute.

The Municipality is prohibited from forcing the discontinuation of power supply pending the final resolution of the dispute in terms of an interdict obtained by Ergo in the Court, provided cover is maintained for payment of the amount in dispute in the aforementioned trust account.

Subsequent to year end the Municipality was successful in their appeal of this prohibition before a full bench of the Court, who overturned the interdict. Ergo is currently petitioning the Supreme Court of Appeal to set aside this ruling. Pending this petition, the disputed amount will remain in the trust account.

9. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand.

Gold is sold at spot prices and forward sales of gold production, as well as derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production are not entered into.

10. FAIR VALUES

The group's assets that are measured at fair value at reporting date consist of available for sale financial instruments and are included in Investments in other entities on the statement of financial position. Of this line item, R8.6 million (2016: R8.9 million) relate to Fair value hierarchy Level 1 instruments and R0.2 million (2016: R0.1 million) relate to Fair value hierarchy Level 3 instruments.

11. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 30 June 2017 and the date of issue of these condensed consolidated financial statements other than included in the notes above and described below:

Dividend: On 30 August 2017, the board declared a final dividend for the 2017 financial year of 5 SA cents per share, payable on 2 October 2017.

12. REPORT OF THE INDEPENDENT AUDITOR

These condensed consolidated financial statements for the year ended 30 June 2017 have been reviewed by KPMG Inc, who expressed an unmodified review conclusion. The auditor's report does not necessarily report on all of the information contained in this announcement. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the issuer's registered office.



13. OPERATING SEGMENTS

The following summary describes the operations in the Group's reportable operating segment:

– Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises four plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

	Year ended 30 Jun 2017 Reviewed			Year ended 30 Jun 2016 Audited		
	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm	Ergo Rm	Corporate office and other reconciling items Rm	Total Rm
Revenue	2 339.9	–	2 339.9	2 433.1	–	2 433.1
Cash operating costs	(2 087.9)	–	(2 087.9)	(1 991.2)	–	(1 991.2)
Movement in gold in process	4.8	–	4.8	(7.1)	–	(7.1)
Operating profit	256.8	–	256.8	434.8	–	434.8
Interest income	6.8	16.8	23.6	2.8	19.6	22.4
Interest expenses	(3.3)	(2.4)	(5.7)	(4.1)	(0.4)	(4.5)
Retrenchment costs	(23.0)	–	(23.0)	–	–	–
Administration expenses and general costs	(4.5)	(64.9)	(69.4)	(4.5)	(82.8)	(87.3)
Income tax [1]	(1.9)	–	(1.9)	(0.5)	(5.1)	(5.6)
Working profit before capital expenditure	230.9	(50.5)	180.4	428.5	(68.7)	359.8
Additions to property, plant and equipment	(116.2)	(0.1)	(116.3)	(99.9)	(0.1)	(100.0)
Additions to listed investments	–	(0.1)	(0.1)	–	(1.3)	(1.3)
Working profit after capital expenditure and additions	114.7	(50.7)	64.0	328.6	(70.1)	258.5

[1] Income tax excludes deferred tax.

Reconciliation of Profit for the year						
Working profit before capital expenditure	230.9	(50.5)	180.4	428.5	(68.7)	359.8
- Depreciation	(179.7)	(0.1)	(179.8)	(180.1)	(0.1)	(180.2)
- Movement in provision for environmental rehabilitation	(0.6)	–	(0.6)	(21.4)	2.1	(19.3)
- Growth in environmental rehabilitation trust funds and reimbursive right	10.9	5.5	16.4	9.8	4.7	14.5
- Profit on disposal of property, plant and equipment	0.2	12.7	12.9	9.3	1.2	10.5
- Unwinding of provision for environmental rehabilitation	(45.3)	(1.2)	(46.5)	(41.5)	(1.5)	(43.0)
- Ongoing rehabilitation expenditure	(22.4)	–	(22.4)	(27.8)	–	(27.8)
- Other operating (costs)/income including care and maintenance costs	(30.3)	31.3	1.0	(29.6)	18.3	(11.3)
- Deferred tax	54.2	(1.9)	52.3	(46.9)	5.6	(41.3)
Profit for the year	17.9	(4.2)	13.7	100.3	(38.4)	61.9

Reconciliation of All-in sustaining costs (unaudited)						
Cash operating costs			(2 087.9)			(1 991.2)
Movement in gold in process			4.8			(7.1)
Administration expenses and general costs			(69.4)			(87.3)
Other operating (costs)/income excluding care and maintenance costs			8.1			(0.6)
Movement in provision for environmental rehabilitation			(0.6)			(19.3)
Unwinding of provision for environmental rehabilitation			(46.5)			(43.0)
Capital expenditure (sustaining)			(72.9)			(80.5)
All-in sustaining costs			(2 264.4)			(2 229.0)
Care and maintenance costs			(7.1)			(10.5)
Retrenchment costs			(23.0)			–
Ongoing rehabilitation expenditure			(22.4)			(27.8)
Capital expenditure (non-sustaining)			(43.4)			(19.5)
Capital recoupment			5.0			0.2
All-in costs			(2 355.3)			(2 286.6)

Operational performance						
Ore milled						
Metric (000't)			24 958			24 842
Imperial (000't)			27 512			27 382
Yield						
Metric (g/t)			0.171			0.180
Imperial (oz/t)			0.005			0.005
Gold produced						
Metric (kg)			4 265			4 462
Imperial (oz)			137 114			143 457
Cash operating costs						
(R/t)			84			80
(US$/t)			6			5
Cash operating costs	R per kg		489 549			446 153
Cash operating costs	US$ per oz		1 122			958
All-in sustaining costs*	R per kg		530 930			499 425
All-in sustaining costs*	US$ per oz		1 216			1 072
All-in cost *	R per kg		552 243			512 353
All-in cost *	US$ per oz		1 264			1 095

All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

There has been no material change to the technical information relating to, inter alia, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the announcement published on SENS on 2 February 2017. Investors are advised to read the said announcement with the Company's annual reports for the year ended 30 June 2016. The competent person for the Company, Mr Gary Viljoen, has reviewed and approved the information contained in this announcement as it pertains to mineral resources and mineral reserves.